

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

Via E-mail
Stuart A. Randle
Chief Executive Officer
GI Dynamics, Inc.
25 Hartwell Avenue
Lexington, MA 02421

> **Re: GI Dynamics, Inc.**
> **Registration Statement on Form 10**
> **Filed April 30, 2014**
> **File No. 000-55195**

Dear Mr. Randle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Implications of Being an Emerging Growth Company, page ii

1.   Please refer to Exchange Act Section 3(a)(80)(B) and revise to disclose how you could lose your status as an Emerging Growth Company on the last day of the fiscal year following the fifth anniversary of the date of the first sale of your common equity securities pursuant to an effective Securities Act registration statement.

Overview, page 1

2.   Please revise to explain briefly the term "HbA1c levels."

Key Products, page 3

3.   Please revise here or elsewhere, as appropriate, to explain how the clinical data and trials that your reference support your conclusions. In this regard, please describe and, as applicable, quantify each "improvement" that you reference. Please also describe each of the "multiple effects" on a patient's metabolism and the "significant benefits" that you reference.

Our lead product…, page 3

4.   Please revise your disclosure to explain why the EndoBarrier is removed after twelve months. In this regard, it is not clear whether removal takes place after twelve months because patients no longer benefit from continued use of the product, because product limitations, as identified at the top of page 7, prevent continued patient use and/or because current regulatory limits, as identified on page 13, require removal.

Our completed clinical trials…, page 4

5.   In light of your first full risk factor disclosed on page 18, please revise the heading to avoid the implication that you have long-term clinical data supporting safety and efficacy.

6.   Please tell us whether each of the 13 clinical trials demonstrated the technology to be safe and effective, or whether you aggregated data from the trials to reach this conclusion.

7.   Your disclosure in this section does not clearly identify the competitive technologies you reference or explain how your technology performed relative to these competitive technologies. In this regard, please identify the "pharmacologic approaches" and "forms of bariatric surgery" you reference and clearly state how your product performed in comparison to each one. When discussing comparative performance, please avoid vague terms such as "competitive," "not dissimilar," "most patients," and "more robust." Please also apply this comment to your disclosures on page 6 and as elsewhere, as applicable.

8.   With a view toward expanded disclosure, please tell us why you disclose detailed, quantitative results concerning four premarket trials when your disclosure in the first paragraph indicates that you have tested and evaluated 13 clinical trials. Are the results from the other nine trials any more or less favorable than the four you have presented?

Ongoing benefits…, page 5

9.   We note your disclosure indicating that diabetes control deteriorated "only slightly" and that there was "only modest weight regain" during the six-month period after removal of the EndoBarrier. Please revise to clarify, and as applicable, quantify the degree to which deterioration and weight regain were observed.

Safety and potential side effects…, page 6

10.   Please revise to explain, if known, how user behavior could influence removal rates. Also, please tell us how you were able to determine that "increased user experience" as opposed to some other factor resulted in lower removal rates. Please also revise to clarify how the increased "implant exposure time" that you reference in the penultimate sentence on page 6 supports the conclusion you make in the final sentence on page 6.

How We Make Our Products, page 7

11.   Please expand your disclosure concerning your planned capacity increase to explain how long it will take to execute that plan. Please also disclose whether your facility has adequate space to accommodate the planned expansion.

12.   We note your disclosure on page 20 that you rely on specialized suppliers for certain components of the EndoBarrier system. Please revise to disclose all materials terms of your supply arrangements with these suppliers, including any applicable term and termination provisions. Please also file any material agreements governing your supply arrangements as a material contract pursuant to Item 601(b)(10) of Regulation S-K or advise.

Sales & Marketing, page 8

13.   Please revise to describe your customers and discuss how you distribute your product in all jurisdictions where you have material sales.

Revenue Recognition, page 31

14.   We reference the disclosure that starting in the fourth quarter of 2013 you began to recognize revenue at the time of delivery since you had sufficient historical data on which to base an estimate of future product returns. Please explain why you believe there is sufficient historical data to estimate returns considering your limited operating history. Please also revise to clarify when you recorded revenue prior to the fourth quarter of 2013. In addition, clarify within Results of Operations if there was any material impact on the comparability of revenue due to the change in revenue recognition policy. Please also include the disclosure on page F-10 of your audited financial statements.

Stock-Based Compensation, page 32

15.   We see that you have included a discussion about the critical accounting estimates in determining the fair value of stock-based compensation. Please also revise to include a discussion of the estimates and judgments inherit in determining the fair value of your stock purchase warrants.

16.   Please revise to clarify how you determined the fair value of the underlying common stock for stock-based compensation. For example, please clarify if you used the stock price of the CDIs on the Australia Stock Exchange.

Research and Development Expenses, page 34

17.   We see that you attribute increases in research and development expenses to new hires made during 2012 and 2013. Please revise to disclose the number of new employees hired during the periods presented. Please also apply to your similar discussion of sales and marketing expenses.

Item 6. Executive Compensation, page 49

18.   Please revise to provide the disclosure required by Item 402(p) of Regulation S-K. In this regard, we note your disclosures under "Additional Equity Awards" on page 51 regarding equity awards made in 2013.

Corporate Governance, page 57

19.   We note your disclosure on page 63 indicating that you have a classified board. Accordingly, please revise to disclose each director's term. Refer to Regulation S-K, Item 401(a).

Exhibits

20.   We note your disclosure on page 9 concerning Seedling Enterprises, LLC. Please file the agreement whereby Seedling Enterprises transferred all of the intellectual property to you.

Consolidated Financial Statements

21.   Please tell us why you do not present three years of financial statements. We note that you are not a smaller reporting company and you are not registering shares under a Securities Act registration statement.   For guidance, please refer to Questions 30 and 48 of the Jumpstart Our Business Startups Act Frequently Asked Questions located on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Note 2. Revenue Recognition, page F-10

22.   We note the disclosure on page F-10 that in certain circumstances you allow customers to return expired, defective or nonconforming products. Please revise to clarify the circumstances when you allow returns.

23.   Please revise to disclose the nature of your consignment arrangements and clarify the revenue recognition policy for these arrangements. Your policy should explain how you determine whether the sale is complete and how your accounting complies with the guidance in FASB ASC 605.

Note 4. Fair Value of Financial Instruments, page F-14

24.   Please tell us why you did not include the common stock warrants in the table on page F-15. Please reference FASB ASC 820-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via email): Daniel H. Follansbee, Esq.